Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Shenandoah Telecommunications Company:

We consent to the use of our reports dated March 3, 2014, with respect to the consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2013, and the effectiveness of Shenandoah Telecommunications Company and subsidiaries internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Shenandoah Telecommunications Company, incorporated herein by reference.

KPMG LLP
Richmond, Virginia
June 23, 2014